Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

February 19, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) - File No. 333-208896
Registration Statement on Form N-14

Dear Mr. Oh,

On behalf of the Trust, we submit this letter in response to accounting comments received by telephone on February 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Retirement Choices at 2015 Portfolio, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Retirement Choices at 2010 Portfolio, also a series of the Trust (the “Acquired Fund” and together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on January 6, 2016, accession no. 0001133228-16-006792.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

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1.

a.	Comment. Please explain supplementally how the Trust may amend its Declaration of Trust with the approval of the Retirement Funds, but not the other series of the Trust.

Response. Section 5.11(c)(vi) of the Declaration of Trust provides, in relevant part, that on “any matter that pertains to any particular Class of a particular Series or to any Class expenses with respect to any Series which matter may be submitted to a vote of Shareholders, only Shares of the affected Class or that Series, as the case may be, shall be entitled to vote…” The proposed Amendment, if approved, will permit mergers of a Retirement Fund into other Funds without further approval by shareholders of the Retirement Fund, but does not affect the provisions of the Declaration of Trust governing mergers involving other series of the Trust. Accordingly, shareholders of series of the Trust other than the Retirement Funds are not entitled to vote on the Amendment.

b.	Comment. Please explain supplementally why the Acquiring Fund will assume “substantially all,” rather than “all,” of the Acquired Fund’s liabilities in the Reorganization.

Response. Recourse for liabilities assumed from the Acquired Fund by the Acquiring Fund in the Reorganization will be limited to the assets acquired by the Acquiring Fund. The known liabilities of the Acquired Fund shall be confirmed on the closing date of the Reorganization pursuant to the Agreement and Plan of Reorganization.

c.	Comment. Please confirm that all share classes of the Acquired Fund are included in the section “How the reorganization will work,” or revise the section to include the omitted share classes. The Staff notes that Class R3 and Class R5 shares of the Acquired Fund appear to have been omitted.

Response. The Trust confirms that all share classes of the Acquired Fund that are expected to have shares outstanding as of the mailing of the Prospectus/Proxy Statement are included. Although Class R3 and Class R5 shares of the Trust have been registered, no Class R3 or Class R5 shares are outstanding or are expected to be issued.

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d.	Comment. Under the heading “Where to Get More Information” before the table of contents in the prospectus, please consider adding a reference to the most recent semiannual shareholder report of the Funds. Please also define the term “Retirement Choices,” which is used in this section.

Response. The requested changes have been made.

e.	Comment. In the third paragraph under the heading “Rationale for the Reorganization” before the table of contents in the prospectus, please comment on the expected effect of the Reorganization on gross expense ratios. Throughout the prospectus and Statement of Additional Information, please generally add information on gross expense ratios in any context where you are currently only providing information on net expense ratios. Please also consider removing the word “approximately” when disclosing the expected post-Reorganization management fee of 0.46%, and please consider globally deleting the word “approximately” in the Registration Statement when precise figures are known.

Response. The relevant sentence in the third paragraph under the “Rationale for the Reorganization” heading before the table of contents in the prospectus has been revised as marked below (added text underlined). Similar changes have been made throughout the prospectus and Statement of Additional Information where appropriate. Marked copies of the complete prospectus and Statement of Additional Information have been provided to the Staff.

On a pro forma basis, the overall net operating expense ratio of each class of the Acquiring Fund is estimated to be the same as the current net expense ratio for each corresponding class of the Acquired Fund and the overall gross operating expense ratio of each class of the Acquiring Fund is estimated to be less than the current gross expense ratio for each corresponding class of the Acquired Fund as restated to reflect current fees and expenses.

The Trust confirms that “approximately” is used appropriately in the prospectus and Statement of Additional Information, generally referring to numbers that are estimated or rounded. The Trust notes that the pro forma management fee of 0.46% is an approximation because the Funds earn management fees at different rates for different types of assets, and the exact fee will depend on portfolio composition as well as Fund size.

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2.

a.	Comment. Pursuant to Rule 313 under Regulation S-T, please confirm that the definitive Prospectus/Proxy Statement will include all applicable series and class identifiers.

Response. The Trust confirms that it will include all applicable series and class identifiers in its EDGAR submission for the definitive Prospectus/Proxy Statement.

b.	Comment. Please expand the paragraph under the “Introduction” heading in the “Proposal 1—Amendment to Declaration of Trust” section of the prospectus or the last paragraph in the “Voting Rights and Required Vote” section of the prospectus to explain what happens if some Retirement Funds approve the Amendment but others do not.

Response. The Trust has revised the last paragraph in the “Voting Rights and Required Vote” section to include the following:

In the event that shareholders of only some Retirement Funds approve the Amendment, the Amendment will become effective for those Retirement Funds for which shareholders have approved the Amendment but not for other Funds.

The Trust also notes that the second paragraph under the “Background and Rationale” heading in the “Proposal 1—Amendment to Declaration of Trust” section of the prospectus includes the following sentence: “The Proposed Amendment would retain the shareholder approval requirements that are currently in effect for all series of the Trust other than the Retirement Funds (and for any Retirement Funds for which shareholders fail to approve the Amendment), but would add a carve-out pursuant to which mergers of Retirement Funds into other Funds would require approval only by the Board of Trustees.”

c.	Comment. Please provide the name and address of the Retirement Funds’ principal underwriter and administrator, as required by Item 22(a)(3)(i) of Schedule 14A.

Response. The requested change has been made.

d.	Comment. If applicable, please provide the information required by Item 23 of Schedule 14A.

Response. The requested change has been made.

Securities and Exchange Commission	- 5 -	February 19, 2016

3.

a.	Comment. Please revise the “Summary Comparisons of Acquired Fund to Acquiring Fund” section of the prospectus to indicate which portfolio managers are associated with which subadvisor.

Response. The requested change has been made.

b.	Comment. Please revise the capitalization table on page 29 of the prospectus to include all share classes of each Fund, including those not involved in the Reorganization. In general, please confirm that all share classes of each Fund are included in comparisons between the Acquired and Acquiring Fund share classes. Under the heading “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” please compare the attributes of each class of the Acquired Fund against the corresponding class of the Acquiring Fund. Under the “Exchanging Shares” heading on page 10 of the prospectus, please also define the term “John Hancock funds.”

Response. The Trust confirms that all share classes of the Acquired Fund that are expected to have shares outstanding as of the mailing of the Registration Statement are included in the capitalization table and in other sections of the prospectus where Acquired and Acquiring Fund share classes are being compared. As noted in the response to comment 1(c), Class R3 and Class R5 shares of the Trust have been registered, but no Class R3 or Class R5 shares are outstanding or are expected to be outstanding at the time the Reorganization closes.

The comparison of fund classes has been revised in response to this comment.

The Trust has also revised the prospectus to refer to “investment funds in the John Hancock complex” under the “Exchanging Shares” heading, rather than using the term “John Hancock funds.”

4.	Comment. Please reconcile the Rule 12b-1 fees disclosed in the table under the heading “Comparison of distribution plans” with the “Distribution and service (Rule 12b-1) fees” included in the fee tables.

Response. The fee tables have been revised to disaggregate service plan fees. The Rule 12b-1 fees disclosed in the fee tables and in the “Comparison of distribution plans” table now match.

5.	Comment. Please revise the last sentence of the first paragraph of the “Comparison of Investment Risks” section of the prospectus to clarify whether the risks listed will apply to the Acquired Fund after it implements strategy changes in conjunction with the Reorganization.

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Response. The Trust respectfully submits that the existing disclosure makes sufficiently clear that the risks listed will continue to apply to the Acquiring Fund following the Reorganization. In particular, the Trust notes that the introductory paragraph in the “Comparison of Investment Risks” section includes the following sentence: “The principal risks affecting each Fund are the same and are expected to remain the same following the Reorganization.” (Emphasis added.)

6.	Comment. In the “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization” section of the prospectus, consider disclosing any consideration of adverse consequences of the Reorganization on the Acquiring Fund or Acquired Fund shareholders (e.g., the impact of reorganization expenses and the cost of solicitation on the net asset value of the Funds).

Response. The Trust respectfully submits that the current disclosure is sufficient to meet the requirement of Item 4(a) of Form N-14 that the Trust outline the material reasons the Reorganization is being proposed.

7.

a.	Comment. Please confirm supplementally the accuracy of the worst quarter for the Acquired Fund and the best and worst quarters for the Acquiring Fund presented in the section “Fund Past Performance.”

Response. The Trust confirms that the information is accurate.

b.	Comment. The Staff notes that the information presented in the “Funds’ Past Performance” section of the prospectus is current through December 31, 2015. However, the relevant discussion in the “Board Consideration of the Reorganization” references the Funds’ performance for various periods through September 30, 2015. Please consider updating the “Board Consideration of the Reorganization” disclosure.

Response. The Trust respectfully declines to make the requested change. The Trust notes that the “Board Consideration of the Reorganization” section is intended to describe the considerations of the Trustees of the Trust at their December 8-10, 2015 meeting. At that time, the Trustees did not have access to performance information through December 31, 2015.

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c.	Comment. The Staff notes that the “Further Information on the Reorganization” section of the prospectus indicates that the Advisor may sell portfolio securities of the Acquired Fund in connection with repositioning the Acquired Fund in advance of the Reorganization. Please revise this disclosure to include the amount of brokerage commissions or other transaction costs expected to be incurred as a result of the portfolio repositioning, and disclose expected tax effects to shareholders of the Acquired Fund of the Reorganization.

Response.  The Trust has confirmed that no portfolio realignment is expected to occur in connection with the Reorganization.  The Trust submits that the below disclosure addresses this point and also provides information on tax effects that is responsive to this comment.

It is not anticipated that there will be any sale of the Acquired Fund’s portfolio securities in connection with the Reorganization.  If any such sales do take place, it is anticipated that they will be immaterial. Any such sales would cause the Acquired Fund to incur related brokerage commissions or other transaction costs and could result in taxable gains that would be distributed to the Acquired Fund’s shareholders. Due to the foregoing, is anticipated that any brokerage costs incurred in connection with, but prior to the Reorganization will be de minimis, and likewise that any capital gains or losses that will result from the sale of portfolio securities in connection with, but prior to, the Reorganization will be de minimis.

d.	Comment. Please revise the final paragraph of the “Further Information on the Reorganization” section of the prospectus to disclose the expected tax effects to shareholders of the Acquired Fund of the Reorganization.

Response. The Trust respectfully submits that the current disclosure cited in the response to Comment 8(a) above is responsive to this comment.

8.

a.	Comment. Please provide information responsive to Form N-14 Item 7(c)(3).

Response. The requested changes have been made.

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b.	Comment. Please provide share ownership information responsive to Form N-14 Item 7(c)(4). Please remove Exhibit C and include ownership information in the body of the prospectus.

Response. The requested changes have been made.

9.	Comment. In the section “Information Concerning the Meeting – Adjournments,” please describe the timing, notice and quorum requirements of a shareholder meeting that takes place pursuant to an adjournment of an earlier shareholder meeting.

Response. The quorum requirements for a meeting do not change in the event of its adjournment, and the Trust is not subject to any limitation on the timing of any adjourned meeting, nor is it required to provide any notice of adjournment other than at the meeting to be adjourned. The Trust has revised the Registration Statement accordingly.

10.	Comment. Please revise the section “Experts” to state that the Acquiring Fund and Acquired Fund each will furnish, without charge, a copy of its most recent Semiannual Report to any shareholder upon request.

Response. The requested change has been made.

Tandy

11.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Trust acknowledging that: the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the Trust may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Ariel Ayanna